UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

Amendment No. 4
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)

Date of end of last fiscal year:  December 31, 2021

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2021 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit XI: EIB Measures in Support of REPowerEU Plan.

This amendment to the Annual Report on Form 18-K/A (and the exhibit herein) are intended to be incorporated by reference into the registrant’s prospectus dated December 23, 2020 and any future prospectus filed by the registrant with the Securities and Exchange Commission to the extent such prospectus indicates that it incorporates by reference this amendment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 27th day of October, 2022.

EUROPEAN INVESTMENT BANK (Name of registrant)

by
/s/ Bertrand de Mazières
Bertrand de Mazières
Director General
Finance Directorate

by
/s/ Eric Lamarcq
Eric Lamarcq
Deputy Director General – Finance
Global Head of Treasury and Capital Markets

EXHIBIT INDEX

Exhibit	Document

XI	EIB Measures in Support of REPowerEU Plan